The Phoenix Companies, Inc.

One American Row

Hartford, Connecticut   06115

October 13, 2006

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Mail Stop 6010

450 Fifth Street

Washington, D.C. 20549

Re:

The Phoenix Companies, Inc.

Form 10-K for the fiscal year ended December 31, 2005

File No. 1-16517

Dear Mr. Rosenberg:

We appreciated the opportunity to discuss with Frank Lyman on October 4, 2006 certain follow-up matters with respect to our letter dated September 11, 2006.  This letter sets forth additional information requested as a result of the October 4, 2006 discussion.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis

Critical Accounting Estimates, page 35

1.

As a result of a second quarter unlocking of assumptions primarily related to DAC, you increased 2005 pretax income by $23.8 million.  You stipulated that the unlocking reflected favorable mortality experience offset by interest rate and spread adjustments for annuities.  Given the significance of this amount to operating results, your disclosure surrounding management’s critical accounting estimate should provide investors with a fuller understanding of the uncertainties in applying your estimate and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.  It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur.  Please provide in disclosure-type format an expanded discussion and quantification of the uncertainties in applying this accounting estimate, the effect that changes in the estimate have had on your financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying this estimate as of the latest balance sheet may have on your financial statements.

Response to Comment:

We have attached Exhibit A, which is representative of the DAC disclosure we intend to present in our future filings commencing with our Quarterly Report on Form 10-Q for the third quarter of 2006.  As requested, this disclosure provides an expanded discussion of the assumption selected for sensitivity analysis and the effect that reasonably likely changes in the key assumptions underlying this estimate as of the latest balance sheet may have on your financial statements.

Mr. Jim Rosenberg

United States Securities and Exchange Commission

October 14, 2006

Executive Overview and Outlook, page 40

2.

You discuss “segment income” on a consolidated basis, which we believe is a non-GAAP measure that must comply with Item 10 of Regulation S-K.  Also, you express “segment income” on an EPS basis, which we believe to be an inappropriate use of per share information.  Please discontinue your narrative disclosure of consolidated “segment income” and your use of the related per share measure or explain how this presentation complies with ASR No. 142 and Item 10(e) of Regulation S-K.

Response to Comment:

As previously stated in our September 11, 2006 letter, beginning with our Quarterly Report on Form 10-Q for the third quarter of 2006, we will discontinue our narrative disclosure of consolidated “segment income” and our use of the related per share measure in our periodic reports.

Liquidity and Capital Resources

Contractual Obligations and Commercial Commitments, page 78

3.

Regarding “Other long-term liabilities” and your disclosure in footnote 4, you state that policyholder contractual obligations represent estimated benefit payments, net of reinsurance and offset by expected future deposits and premiums on in force contracts.  Please provide us a revised table and footnotes presenting the “Other long-term liabilities” obligation gross of reinsurance and without offset from expected future deposits and premiums on in force contracts as the purpose of the table is to present your contractual obligations.  Please also revise your explanation that the difference between the contractual obligation and policyholder liabilities on your December 31, 2005 balance sheet is due to “future investment earnings” as there will appear to be other differences after revising the table.

Response to Comment:

As previously stated in our September 11, 2006 letter, for all applicable future filings, commencing with our 2006 Annual Report on Form 10-K, we will provide a revised table and footnotes presenting the “Other long-term liabilities” obligation gross of reinsurance and without the offset from expected future deposits and premiums on in force contracts.  We will also revise our explanation of the difference between contractual obligations and policyholders liabilities on the balance sheet.

Attached is Exhibit B showing the revised table as of December 31, 2005, gross of reinsurance and without the offset from expected future deposits and premiums on in force contracts including the revised explanation, which is consistent with the approach we intend to follow in future filings.

Mr. Jim Rosenberg

United States Securities and Exchange Commission

October 14, 2006

Form 10-Q for Quarterly Period Ended March 31, 2006

Notes to Unaudited Interim Condensed Financial Statements

Accounting Changes, page 8

4.

You adopted SFAS 123R as of January 1, 2006, disclosing that it had no material impact on your financial statements.  However, it appears you omitted the minimum required information to meet the disclosure requirements of paragraph 64 of SFAS 123R.  Please refer to paragraphs A240 and A241 of SFAS 123R. Please provide this information in a disclosure-type format or explain why you concluded that these disclosures were not necessary.

Response to Comment:

As previously stated in our September 11, 2006 letter, we concluded that certain SFAS 123R disclosures were not necessary, as they were not material to the Quarterly Report on Form 10-Q for the first quarter of 2006. Attached is Exhibit C, which is representative of the revised disclosure that we will make in our future filings, if material, including the method we selected upon adoption (i.e., modified prospective), as requested.

*****

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If I may be of further assistance in the Staff’s review of our responses above, please call me at (860) 403-5835.

Sincerely,

/s/ Michael E. Haylon

Michael E. Haylon

Chief Financial Officer

Mr. Jim Rosenberg

United States Securities and Exchange Commission

October 14, 2006

Exhibit A

Deferred Policy Acquisition Costs (“DAC”) and Present Value of Future Profits (“PVFP”)

The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to production of new business, are deferred.  In connection with our 1997 acquisition of the Confederation Life business, we recognized an asset for the PVFP representing the present value of estimated net cash flows embedded in the existing contracts acquired.  This asset is included in DAC.

We amortize DAC and PVFP based on the related policy’s classification.  For individual participating life insurance policies, DAC and PVFP are amortized in proportion to estimated gross margins.  For universal life, variable universal life and accumulation annuities, DAC and PVFP are amortized in proportion to estimated gross profits (“EGPs”).  Policies may be surrendered for value or exchanged for a different one of our products (internal replacement).  The DAC balance associated with the replaced or surrendered policies is amortized to reflect these surrenders.

Each year, we develop future EGPs for the products sold during that year.  The EGPs for products sold in a particular year are aggregated into cohorts.  Future EGPs are projected for the estimated lives of the contracts. The amortization of DAC and PVFP requires the use of various assumptions, estimates and judgments about the future.  The assumptions, in the aggregate, are considered important in the projections of EGPs.  The assumptions developed as part of our annual process are based on our current best estimates of future events, which are likely to be different for each year’s cohort. Assumptions considered to be significant in the development of EGPs include separate account fund performance, surrender and lapse rates, interest margin, mortality, premium persistency and expenses.  These assumptions are reviewed on a regular basis and are generally based on our past experience, industry studies, regulatory requirements and estimates about the future.

To determine the reasonableness of the prior assumptions used and their impact on previously projected account values and the related EGPs, we evaluate, on a quarterly basis, our previously projected EGPs.  Our process to assess the reasonableness of our EGPs involves the use of internally developed models, together with studies and actual experience.  Incorporated in each scenario are our current best estimate assumptions with respect to separate account returns, surrender and lapse rates, interest margin, mortality, premium persistency and expenses.

Underlying assumptions for future periods of EGPs are not altered unless experience deviates significantly from original assumptions.  For example, when lapses of our insurance products meaningfully exceed levels assumed in determining the amortization of DAC, we adjust amortization to reflect the change in future premiums or EGPs resulting from the unexpected lapses.  In the event that we were to revise assumptions used for prior year cohorts, our estimate of projected account values would change and the related EGPs in the DAC amortization model would be adjusted to reflect such change.  This process is known as “unlocking”.  Continued favorable experience on key assumptions, which could include increasing separate account fund return performance, decreasing lapses or decreasing mortality could result in an unlocking which would result in a decrease to DAC amortization and an increase in the DAC asset.

Mr. Jim Rosenberg

United States Securities and Exchange Commission

October 14, 2006

Finally, an analysis is performed periodically to assess whether there are sufficient gross margins or gross profits to amortize the remaining DAC balances.

The separate account fund performance assumption is critical to the development of the EGPs related to our variable annuity and variable life insurance businesses. As equity markets do not move in a systematic manner, we use a mean reversion method (reversion to the mean assumption), a common industry practice to determine the future equity market growth rate assumption used for the amortization of DAC.  This practice assumes that the expectation for long-term appreciation is not changed by minor short-term market fluctuations.  The average long-term rate of assumed separate account fund performance used in estimating gross profits was 6.0% (after fund fees and mortality and expense charges) for the variable annuity business and 6.9% (after fund fees and mortality and expense charges) for the variable life business at December 31, 2005.

We perform analysis with respect to the sensitivity of a change in the separate account performance assumption as it is critical to the development of the EGPs related to our variable annuity and variable life insurance business.  Equity market movements have a significant impact on the account value of variable life and annuity products and the fees earned on these.  EGPs could increase or decrease with these movements in the equity market.  Sustained and significant changes in the equity markets could therefore have an impact on DAC amortization.

To illustrate the effects of this analysis, assume we had concluded that a revision to previously projected account returns and related EGPs was required as of December 31, 2005.  For example, if we had used a 100 basis points lower separate account return assumption (after fund fees and mortality and expense charges) for both the variable annuity and the variable life businesses and used our current best estimate assumptions for all other assumptions to project account values forward from the current value to reproject EGPs, the estimated decrease to amortization and increase to net income would be approximately $4.9 million, after-tax.

If instead we had used a 100 basis points higher separate account return assumption (after fund fees and mortality and expense charges) for both the variable annuity and variable life businesses and used our current best estimate assumptions for all other assumptions to project account values forward from the current value to reproject EGPs, the estimated increase to amortization and decrease to net income would be approximately $4.2 million, after-tax.

Although such hypothetical revisions are not currently required or anticipated, we believe they could reasonably occur based on past variances in experience.

Mr. Jim Rosenberg

United States Securities and Exchange Commission

October 14, 2006

Exhibit B

Contractual Obligations and Commercial Commitments

Contractual Obligations and
Commercial Commitments:	As of December 31, 2005
($ in millions)	Total	2006	2007 – 2008	2009 – 2010	Thereafter
Contractual Obligations Due
Indebtedness(1)	$751.0	$40.1	$235.9	$—	$475.0
Operating lease obligations	50.9	13.9	21.7	9.8	5.5
Other purchase liabilities(2)(3)	137.3	30.3	73.1	33.9	—
Total fixed contractual obligations	939.2	84.3	330.7	43.7	480.5
Other long-term liabilities(4)	61,918.1	3,147.8	5,158.0	4,848.3	48,764.0
Subtotal	$62,857.3	$3,232.1	$5,488.7	$4,892.0	$49,244.5
Non-recourse collateralized obligations(5)	371.2	—	—	—	371.2
Total contractual obligations	$63,228.5	$3,232.1	$5,488.7	$4,892.0	$49,615.7

Commercial Commitment Expirations
Standby letters of credit(6)	$9.2	$9.2	$—	$—	$—
Other commercial commitments(3)(7)	166.3	64.8	10.4	49.3	41.8
Total commercial commitments	$175.5	$74.0	$10.4	$49.3	$41.8

(1)

Indebtedness amounts include principal only.

(2)

Other purchase liabilities relate to open purchase orders, required pension funding and other contractual obligations.

(3)

Commitments related to recent business combinations are not included in amounts presented in this table.  See the discussion on the following pages.

(4)

Policyholder contractual obligations represent estimated benefits from life insurance and annuity contracts issued by our life insurance subsidiaries. Policyholder contractual obligations also include separate account liabilities, which are contractual obligations of the separate account assets established under applicable state insurance laws and are legally insulated from our general account assets.

Future obligations are based on our estimate of future investment earnings, mortality, surrenders and applicable policyholder dividends.  Included in the amounts above are policyholder dividends generated by estimated favorable future investment and mortality, in excess of guaranteed amounts for our closed block.  Actual obligations in any single year, or ultimate total obligations, may vary materially from these estimates as actual experience emerges.  As described in Note 3 to our consolidated financial statements in the 2005 Form 10-K, policy liabilities and accruals are recorded on the balance sheet in amounts adequate to meet the estimated future obligations of the policies in force, and do not reflect future investment earnings or future premiums and deposits on those policies.  As a result the policyholder obligations reflected in the table above exceed the policy liabilities, policyholder deposit fund liabilities, and separate account liabilities reported on the December 31, 2005 Consolidated Balance Sheet.  Separate account obligations will be funded by the cash flows from separate account assets, while the remaining obligations will be funded by cash flows from investment earnings on general account assets and premiums and deposits on contracts in force.

(5)

Non-recourse obligations are not direct liabilities of ours, as they will be repaid from investments pledged as collateral recorded on our consolidated balance sheet.  See Note 8 to our consolidated financial statements in this Form 10-K for additional information.

(6)

Our standby letters of credit automatically renew on an annual basis.

(7)

Other commercial commitments relate to venture capital partnerships ($105.1 million) and private placements ($61.2 million). The venture capital commitments can be drawn down by private equity funds as necessary to fund their portfolio investments through the end of the funding period as stated in each agreement.  The obligations related to private placements are all due to be funded during 2006.

Mr. Jim Rosenberg

United States Securities and Exchange Commission

October 14, 2006

Exhibit C

Share-based compensation

On January 1, 2006, the Company adopted FAS 123R using the modified prospective method.

We provide share-based compensation to certain of our employees and non-employee directors, as further described below.  The compensation cost that has been charged against income for these plans is summarized in the following table:

Share-based compensation plans:	Three Months				Year to Date
	2006		2005		2006		2005

Compensation cost charged to income	$	xxx	$	xx.xx	$	xxx	$	xx.xx
Income tax benefit	$	xxx	$	xx.xx	$	xxx	$	xx.xx

Stock options

We have stock option plans under which we grant options for a fixed number of common shares to employees and non-employee directors.  Our options have an exercise price equal to the market value of the shares at the date of grant.  Each option, once vested, entitles the holder to purchase one share of our common stock.  The employees’ options vest over a three-year period while the directors’ options vest immediately.  Once vested, options become exercisable.  For stock options awarded, we recognize expense over the vesting period equal to their fair value at issuance.  We calculate the fair value of options using the Black-Scholes option valuation model.  The Stock Incentive Plan authorizes the issuance to officers and employees of up to that number of options equal to 5% of the total number of common stock shares outstanding immediately after the initial public offering in June 2001, or approximately 5,250,000 shares, plus an additional 1%, or approximately 1,050,000 shares, for PXP officers and employees, less the number of share options issuable under the Directors’ Stock Plan.  The Directors’ Stock Plan authorizes the issuance to non-employee directors of up to that number of options equal to 0.5%, or approximately 525,000 shares, of the total number of common stock shares outstanding immediately after the initial public offering in June 2001, plus 500,000 shares, bringing the total to approximately 1,025,000 shares.

Key Assumptions Used in Option Valuation:	Three Months		Year to Date
	2006	2005	2006	2005

Weighted-average expected volatility	%	%	%	%
Weighted-average interest rate	%	%	%	%
Weighted-average common share dividend yield	%	%	%	%
Expected term	years	years	years	years

Mr. Jim Rosenberg

United States Securities and Exchange Commission

October 14, 2006

Total Stock Option Activity:	Three Months				Year to Date
	2006		2005		2006		2005
	Number	Weighted-	Number	Weighted-	Number	Weighted-	Number	Weighted-
	Of	Average	of	Average	of	Average	Of	Average
	Common	Exercise	Common	Exercise	Common	Exercise	Common	Exercise
	Shares	Price	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of period	xxx	$ xx.xx	xxx	$ xx.xx	xxx	$ xx.xx	xxx	$ xx.xx
Granted	xxx	xx.xx	xxx	xx.xx	xxx	xx.xx	xxx	xx.xx
Exercised	(xxx)	xx.xx	(xxx)	xx.xx	(xxx)	xx.xx	(xxx)	xx.xx
Canceled/Expired	(xxx)	xx.xx	(xxx)	xx.xx	(xxx)	xx.xx	(xxx)	xx.xx
Outstanding, end of period	xxx	$ xx.xx	xxx	$ xx.xx	xxx	$ xx.xx	xxx	$ xx.xx

Weighted-average contractual term Remaining					x.x years		x.x years

During the three months ended xxx xx, 2006, we granted xx stock options which vest over three years.  These options had a weighted-average fair value of $x.xx per option ($x.x million aggregate) which we are expensing over their three-year vesting periods.  During the three months ended xxx xx, 2005, we granted xxx stock options which vest over three years.  These options had a fair value of $x.xx per option ($x.x million aggregate) which we are expensing over their three-year vesting period.

During the year to date period ended xxx xx, 2006, we granted xx stock options which vest over three years. These options had a weighted-average fair value of $x.xx per option ($x.x million aggregate) which we are expensing over their three-year vesting periods.  During the year to date period ended xxx xx, 2005, we granted xxx stock options which vest over three years.  These options had a fair value of $x.xx per option ($x.x million aggregate) which we are expensing over their three-year vesting period.

The aggregate intrinsic value of options outstanding at xxx xx, 2006 was $x.x million, of which $x.x million related to options that were vested and exercisable.  The total intrinsic value of options exercised during each of the three-month periods ended xxx xx, 2006 and 2005, was $x.x million and $x.x million, respectively.  The total intrinsic value of options exercised during each of the year to date periods ended xxx xx, 2006 and 2005, was $x.x million and $x.x million, respectively.

At xxx xx, 2006, x.x million of outstanding stock options were vested and exercisable, with a weighted-average exercise price of $xx.xx.  At xxx xx, 2006, the weighted-average remaining contractual life for all options outstanding was x.x years.  The total fair value of options vested during each of the three-month periods ended xxx xx, 2006 and 2005, was $x.x million and $x.x million, respectively.  The total fair value of options vested during each of the year to date periods ended xxx xx, 2006 and 2005, was $x.x million and $x.x million, respectively.

Mr. Jim Rosenberg

United States Securities and Exchange Commission

October 14, 2006

Cash received from option exercises for the three-month periods ended xxx xx, 2006 and 2005 was $x.x million and $x.x million, respectively.  Cash received from option exercises for the year to date periods ended xxx xx, 2006 and 2005 was $x.x million and $x.x million, respectively.  We issue new shares to satisfy option exercises.

As of xxx xx, 2006, there was $x.x million of total unrecognized compensation cost related to non-vested stock options granted by us.  That cost is expected to be recognized over 3 years.

Restricted stock units

We have restricted stock unit (RSU) plans under which we grant RSUs to employees and non-employee directors.  Each RSU, once vested, entitles the holder to one share of our common stock when the restriction expires.  We recognize compensation expense over the vesting period of the RSUs, which is generally three years for each award.

Total RSU Activity at	Three Months						Year to Date
Weighted-Average	2006			2005			2006			2005
Grant Price:	RSUs	Price		RSUs	Price		RSUs	Price		RSUs	Price

Outstanding, beginning of period	xxx	$	xx.xx	xxx	$	xx.xx	xxx	$	xx.xx	xxx	$	xx.xx
Awarded	xxx		xx.xx	xxx		xx.xx	xxx		xx.xx	xxx		xx.xx
Converted to common shares/applied to taxes	(xxx)		xx.xx	—		—	(xxx)		xx.xx	—		—
Canceled	(xxx)		xx.xx	(xxx)		xx.xx	(xxx)		xx.xx	(xxx)		xx.xx
Outstanding, end of period	xxx	$	xx.xx	xxx	$	xx.xx	xxx	$	xx.xx	xxx	$	xx.xx

Generally, the shares underlying these awards will be issued upon vesting unless the participant elects to defer receipt.  Deferred awards will be issued on each employee’s and each director’s respective termination or retirement.  We issue new shares to satisfy RSU conversions.

The aggregate intrinsic value of RSUs outstanding at xxx xx, 2006 was $x.x million, of which $x.x million related to RSUs that were vested.  The total intrinsic value of RSUs converted during each of the three-month periods ended xxx xx, 2006 and 2005, was $x.x million and $x.x million, respectively.  The total intrinsic value of RSUs converted during each of the year to date periods ended xxx xx, 2006 and 2005, was $x.x million and $x.x million, respectively.

The total fair value of RSUs vested during each of the three-month periods ended xxx xx, 2006 and 2005, was $x.x million and $x.x million, respectively.  The total fair value of RSUs vested during each of the year to date periods ended xxx xx, 2006 and 2005, was $x.x million and $x.x million, respectively.

As of xxx xx, 2006, there was $x.x million of total unrecognized compensation cost related to non-vested RSUs granted by us.  That cost is expected to be recognized over 3 years.

Mr. Jim Rosenberg

United States Securities and Exchange Commission

October 14, 2006

In addition to the RSU activity above, x.x million RSUs are subject to future issuance based on the achievement of performance criteria established under certain of our incentive plans.  The performance contingencies for these RSUs will be resolved no later than December 31, 2008.